UNITED STATES
                        SECURITIES EXCHANGE COMMISSION
                            Washington, D.C. 20549
-------------------------------------------------------------------------------

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                             (Amendment No. ___)*

                       EMMIS COMMUNICATIONS CORPORATION
                       --------------------------------
                               (Name of Issuer)

                    Common Stock, $.01 par value per share
                  ------------------------------------------
                        (Title of Class of Securities)

                                   291525103
                              ------------------
                                (CUSIP Number)

                                Mark D. Lerner
                   Chesapeake Partners Management Co., Inc.
                       2800 Quarry Lake Drive, Suite 300
                              Baltimore, MD 21209
                                (410) 602 0195
                          ---------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               October 10, 2007
                            ----------------------
            (Date of Event which Requires Filing of this Statement)


If the filing Persons has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No.: 291525103                                          Page 2 of 11 Pages
.................................................................................

1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         CHESAPEAKE PARTNERS MANAGEMENT CO., INC
.................................................................................
2.       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) [ ]
         (b) [ ]
.................................................................................
3.       SEC Use Only
.................................................................................
4.       Source of Funds (See Instructions)

         WC
.................................................................................
5.       Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)

         [  ]
.................................................................................
6.       Citizenship or Place of Organization

         MARYLAND
.................................................................................
Number of          7.     Sole Voting Power            None
Shares            ..............................................................
Beneficially       8.     Shared Voting Power          2,247,065
Owned by Each     ..............................................................
Reporting          9.     Sole Dispositive Power       None
Person With       ..............................................................
                  10.     Shared Dispositive Power     2,247,065
.................................................................................
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         2,247,065
.................................................................................
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         [ ]
.................................................................................
13.      Percent of Class Represented by Amount in Row (11)

         7.4% based on 30,539,745 shares outstanding as of October 4, 2007.
.................................................................................
14.      Type of Reporting Person:

         CO

                                  SCHEDULE 13D


CUSIP No.: 291525103                                          Page 3 of 11 Pages
.................................................................................

1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         MARK D. LERNER
.................................................................................
2.       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) [ ]
         (b) [ ]
.................................................................................
3.       SEC Use Only
.................................................................................
4.       Source of Funds (See Instructions)

         WC
.................................................................................
5.       Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)

         [  ]
.................................................................................
6.       Citizenship or Place of Organization

         United States of America
.................................................................................
Number of          7.     Sole Voting Power            None
Shares            ..............................................................
Beneficially       8.     Shared Voting Power          2,247,065
Owned by Each     ..............................................................
Reporting          9.     Sole Dispositive Power       None
Person With       ..............................................................
                  10.     Shared Dispositive Power     2,247,065
.................................................................................
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         2,247,065
.................................................................................
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         [ ]
.................................................................................
13.      Percent of Class Represented by Amount in Row (11)

         7.4% based on 30,539,745 shares outstanding as of October 4, 2007.
.................................................................................
14.      Type of Reporting Person:

         HC; IA

                                  SCHEDULE 13D


CUSIP No.: 291525103                                          Page 4 of 11 Pages
.................................................................................

1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         TRACI J. LERNER
.................................................................................
2.       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) [ ]
         (b) [ ]
.................................................................................
3.       SEC Use Only
.................................................................................
4.       Source of Funds (See Instructions)

         WC
.................................................................................
5.       Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)

         [  ]
.................................................................................
6.       Citizenship or Place of Organization

         United States of America
.................................................................................
Number of          7.     Sole Voting Power            None
Shares            ..............................................................
Beneficially       8.     Shared Voting Power          2,247,065
Owned by Each     ..............................................................
Reporting          9.     Sole Dispositive Power       None
Person With       ..............................................................
                  10.     Shared Dispositive Power     2,247,065
.................................................................................
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         2,247,065
.................................................................................
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         [ ]
.................................................................................
13.      Percent of Class Represented by Amount in Row (11)

         7.4% based on 30,539,745 shares outstanding as of October 4, 2007.
.................................................................................
14.      Type of Reporting Person:

         HC; IA

                                                            Page 5 of 11 Pages



         This Statement on Schedule 13D relates to shares of Class A common stock, par value $.01 per share (the "Shares"), of Emmis Communications Corporation, an Indiana corporation (the "Company"):

Item 1.  Security and Issuer

         The class of equity securities to which this statement on Schedule 13D relates to is the Shares. The address of the principal executive office of the Company is One Emmis Plaza, 40 Monument Circle, Suite 700, Indianapolis, Indiana 46204.

Item 2.  Identity and Background

         (a), (b) and (c) This statement is being filed by Chesapeake Partners Management Co., Inc. ("CPMC"), Mark D. Lerner ("Mr. Lerner") and Traci J. Lerner ("Ms. Lerner" and collectively with CPMC and Mr. Lerner, the "Reporting Persons"). The address of the principal business and principal office of the Reporting Persons is 2800 Quarry Lake Drive, Suite 300, Baltimore, MD 21209.

         This Statement relates to the Shares (as defined herein) held for the accounts of each of Chesapeake Partners Limited Partnership, a Maryland limited partnership ("CPLP"); and Chesapeake Partners International Ltd., a Cayman Islands exempted company ("CPINTL"). CPMC serves as investment manager to each of CPLP and CPINTL. CPMC also serves as the General Partner of CPLP. Mr. Lerner and Ms. Lerner are officers of CPMC. In such capacities, each of CPMC, Mr. Lerner and Ms. Lerner may be deemed to have voting and dispositive power over the Shares held for each of CPLP and CPINTL.

         (d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         (f) Mr. Lerner and Ms. Lerner are citizens of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

         All Shares acquired by the Reporting Persons were purchased for the account of CPLP and CPINTL. The aggregate purchase price for the Shares that the Reporting Persons may be deemed to beneficially own is approximately $19,184,345. The source of funds for these acquisitions have come from the working capital of these accounts.

         The securities held for CPLP and CPINTL may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. The positions which may be held in the margin accounts are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4.  Purpose of Transaction

                                                            Page 6 of 11 Pages


         The Reporting Persons acquired the Shares for investment purposes, and such purchases have been made in the Reporting Persons' ordinary course of business. The Reporting Persons expect to review from time to time their investment in the Company and may, depending on the market and other conditions: (i) purchase additional Shares, options or related derivatives in the open market, in privately negotiated transactions or otherwise and (ii) sell all or a portion of the Shares, options or related derivatives now beneficially owned or hereafter acquired by them.

         Also, consistent with their investment intent, the Reporting Persons may engage in communications with, without limitation, one or more shareholders of the Company, one or more officers of the Company and/or one or more members of the board of directors of the Company regarding the Company, including but not limited to its operations, governance and control.

         Except as set forth above, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to
Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.  Interest in Securities of the Issuer

         (a) and (b) Based on the Company's Quarterly Report on Form 10-Q, filed October, 9, 2007, as of October 4, 2007, there were 30,539,745 Shares outstanding. Each of the Reporting Persons may be deemed to beneficially own the aggregate number of Shares set forth in the table below:


                                                         Percentage of Class
Reporting Persons              Number of Shares               Outstanding
-----------------              ----------------          -------------------

CPMC                              2,247,065                      7.4%

Mr. Lerner                        2,247,065                      7.4%

Ms. Lerner                        2,247,065                      7.4%

         This amount consists of (A) 1,171,664 Shares held for the account of CPLP, and (B) 1,075,401 Shares held for the account of CPINTL. The Reporting Persons have sole power to vote, direct the vote, dispose of or direct the disposition of the Shares that they beneficially own.

         (c) Except for the transactions listed on Annex A hereto, all of which were effected in the over-the-counter market in routine brokerage transactions, there have been no transactions with respect to the Shares since August 18, 2007 (60 days prior to the date hereof) by any of the Reporting Persons.

         (d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

         (e) Not applicable.

         The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this
Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

                                                            Page 7 of 11 Pages


         Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement attached hereto as Exhibit A, with respect to the joint filing of the Schedule 13D and any amendment or amendments thereto.

         The Reporting Persons may from time to time enter into and unwind cash settled equity swaps, exchange traded "over-the-counter" puts and calls, warrants, forward purchase or sale transactions, future transactions, cap transactions, floor transactions, collar transactions, or other options or derivative or risk management transactions with respect to the Shares. The return on such contracts may be wholly or partially dependent on the market value of the Shares, the relative value of the Shares in comparison to one or more other financial instruments, indexes, securities, baskets or groups of securities in which Shares may be included, currencies, commodities, bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any index or other similar transaction (including any option with respect to any of these transactions) or any combination of these transactions with one or more counterparties.

         From time to time, each of the Reporting Persons may lend portfolio securities to brokers, banks and other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan.

         From time to time, to the extent permitted by applicable law, each of the Reporting Persons may borrow securities, including Shares, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short sale positions in such securities.

Item 7.  Material to be filed as Exhibits.

         The Exhibit Index is incorporated herein by reference.

                                                            Page 8 of 11 Pages



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct..

Date: October 22, 2007             CHESAPEAKE PARTNERS MANAGEMENT CO., INC.


                                   By:
                                       ------------------------
                                   Name: Mark D. Lerner
                                   Title: Vice President


Date: October 22, 2007             MARK D. LERNER


                                   ----------------------------


Date: October 22, 2007             TRACI J. LERNER


                                   ----------------------------

                                                            Page 9 of 11 Pages


                                     ANNEX A

                    RECENT TRANSACTIONS IN THE SECURITIES OF
                        EMMIS COMMUNICATIONS CORPORATION

A. Transactions for the account of Chesapeake Partners Limited Partnership in the past 60 days:


--------------------------------------------------------------------------------------
Date of Transaction    Nature of Transaction     Number of Shares    Price per Share
--------------------------------------------------------------------------------------
9/26/2007              PURCHASE                   12,500             4.93
--------------------------------------------------------------------------------------
10/5/2007              PURCHASE                   14,400             5.40
--------------------------------------------------------------------------------------
10/8/2007              PURCHASE                   12,500             5.31
--------------------------------------------------------------------------------------
10/9/2007              PURCHASE                   9,600              5.11
--------------------------------------------------------------------------------------
10/10/2007             PURCHASE                   64,400             5.25
--------------------------------------------------------------------------------------
10/10/2007             PURCHASE                   5,000              5.16
--------------------------------------------------------------------------------------
10/12/2007             PURCHASE                   16,900             5.53
--------------------------------------------------------------------------------------
10/15/2007             PURCHASE                   27,000             5.50
--------------------------------------------------------------------------------------
10/16/2007             PURCHASE                   94,300             5.56
--------------------------------------------------------------------------------------
10/16/2007             PURCHASE                   47,000             5.50
--------------------------------------------------------------------------------------
10/17/2007             PURCHASE                   12,500             5.26
--------------------------------------------------------------------------------------
10/17/2007             PURCHASE                  100,000             5.42
--------------------------------------------------------------------------------------

B. Transactions for the account of Chesapeake Partners International Ltd. in the past 60 days:

--------------------------------------------------------------------------------------
Date of Transaction    Nature of Transaction     Number of Shares     Price per Share
--------------------------------------------------------------------------------------
9/26/2007              PURCHASE                   12,500              4.93
--------------------------------------------------------------------------------------
10/5/2007              PURCHASE                   14,410              5.40
--------------------------------------------------------------------------------------
10/8/2007              PURCHASE                   12,500              5.31
--------------------------------------------------------------------------------------
10/9/2007              PURCHASE                   9,679               5.11
--------------------------------------------------------------------------------------
10/10/2007             PURCHASE                   64,366              5.25
--------------------------------------------------------------------------------------
10/10/2007             PURCHASE                   5,000               5.16
--------------------------------------------------------------------------------------
10/12/2007             PURCHASE                   16,850              5.53
--------------------------------------------------------------------------------------
10/15/2007             PURCHASE                   27,031              5.50
--------------------------------------------------------------------------------------
10/16/2007             PURCHASE                   94,200              5.56
--------------------------------------------------------------------------------------
10/16/2007             PURCHASE                   47,000              5.50
--------------------------------------------------------------------------------------
10/17/2007             PURCHASE                   12,500              5.26
--------------------------------------------------------------------------------------
10/17/2007             PURCHASE                   100,000             5.42
--------------------------------------------------------------------------------------

                                                            Page 10 of 11 Pages


                                  EXHIBIT INDEX


Ex.                                                                    Page No.

A     Joint Filing Agreement, dated October 22, 2007 by and among
      Chesapeake Partners Management Co., Inc., Mark D. Lerner
      and Traci J. Lerner ............................................       11

                                                            Page 11 of 11 Pages


                                    EXHIBIT A

                             JOINT FILING AGREEMENT

         The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Emmis Communication Corporation dated as of October 22, 2007 is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: October 22, 2007             CHESAPEAKE PARTNERS MANAGEMENT CO., INC.


                                   By:
                                        -------------------------------
                                   Name: Mark D. Lerner
                                   Title: Vice President


Date: October 22, 2007             MARK D. LERNER


                                   ----------------------------


Date: October 22, 2007             TRACI J. LERNER


                                   ----------------------------